Exhibit 99.1

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS 2012 OPERATING AND FINANCIAL RESULTS

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the annual Management Discussion and Analysis (MD&A) and audited consolidated Financial Statements for more information.

Toronto, Ontario, February 20, 2013 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported consolidated financial and operating results for the year and fourth quarter ending December 31, 2012. Revenues of $1.7 billion for 2012 were virtually flat with the prior year, as margins rose slightly to $952 an ounce. Net earnings from continuing operations attributable to equity holders were $334.7 million ($0.89 per share) in 2012 compared to $391.3 million ($1.04 per share) in 2011. Excluding items not indicative of underlying operating performance, adjusted net earnings attributable to equity holders1 were $316.9 million ($0.84 per share) compared to $405.7 million ($1.08 per share) in 2011. The year-over-year earnings decline is the result of lower gold production and higher operating costs and increased exploration expenses, partly offset by higher gold prices. Operating cash flow before changes in working capital1 was $504.0 million ($1.34 per share) compared to $656.7 million ($1.75 per share) in the previous year.

For the fourth quarter 2012, adjusted net earnings1, excluding items not indicative of underlying operating performance, were $90.3 million ($0.24 per share), down 16% from the fourth quarter 2011. Operating cash flow before changes in working capital1 was $130.1 million ($0.35 per share) compared to $190.1 million ($0.51 per share) in the same prior year period.

“Operating performance was solid, but it needs to be better.” said President and CEO, Steve Letwin. “Despite the lower grades at our core gold assets and the disappointing performance at our joint venture operations, we achieved a level of production that wasn’t too far off the mark. Cash costs were in line with our latest guidance for 2012, but the outlook for 2013 reflects the challenges of mining and processing an increasing proportion of hard rock, particularly on the power side. We have a lot of work to do. Our recent share price is not acceptable, and we are determined to improve performance.

“We have to be more innovative in our assault on costs. This requires day-to-day cost containment along with big steps, such as our landmark deal with the Government of Suriname to partner with them to target satellite resources beyond the current concession at a significantly reduced power rate. Beyond 2013, which I’d characterize as a transitional year, we should see an operational reset – including the ramp-up at Westwood, the winding down of Mouska and Yatela, and the throughput expansion for hard rock processing at Essakane which should improve economies of scale.

“Reducing the unit costs associated with mining an increasing proportion of hard rock requires an investment in capacity expansion,” continued Mr. Letwin, “but we will not commit capital to projects, such as the throughput expansion at Rosebel, unless we’re confident they can meet our targeted returns on investment. While we’ve moved the vast majority of the resource from inferred to indicated in only six months at Côté Gold, we won’t need development capital there for another two years. Our financial position remains strong with $1 billion in cash and bullion and nearly $2 billion in liquidity.”

FOURTH QUARTER 2012 HIGHLIGHTS

Financial Performance

•	Revenues in the fourth quarter 2012 were $468.4 million, down 3% from the fourth quarter 2011. The decline was mainly due to a lower volume of gold sales.

•

Cost of sales for the fourth quarter 2012 was $259.9 million, up 2% from the same prior year period due to the increasing cost of consumables and the impact of maturing ore deposits, partially offset by lower costs arising from lower production volumes.

•

Net earnings attributable to equity holders were $84.6 million ($0.22 per share), down 37% from $133.6 million ($0.36 per share) in the same period 2011. Lower net earnings were mainly due to lower revenues, higher cost of sales, higher exploration costs and lower gains on sales of assets.

•

Adjusting for items not indicative of underlying operating performance, adjusted net earnings[1] were $90.3 million ($0.24 per share) compared to $107.8 million ($0.29 per share) in the same prior year period.

•

Operating cash flow for the fourth quarter 2012 was $118.9 million ($0.32 per share), down from $205.5 million ($0.55 per share) in the same prior year period mainly due to lower revenues, higher exploration expenses, higher taxes paid and changes in non-cash working capital.

•

Operating cash flow[1] before changes in non-cash working capital items and long-term ore stockpiles, was $130.1 million ($0.35 per share) in the fourth quarter 2012 compared to $190.1 million ($0.51 per share) in the same quarter 2011.

Production, Cash Costs and Margins

Gold Operations

•

Attributable gold production was 214,000 ounces in the fourth quarter 2012 compared to 253,000 ounces in the same period 2011. The decline was mainly due to lower grades at Essakane and the stockpiling of ore at Mouska for processing in 2013.

•

Cash costs[2] for the fourth quarter 2012 were $731 an ounce, compared to $643 an ounce in the same prior year period. Cash costs for IAMGOLD operated mines were $665 an ounce in the fourth quarter 2012 compared to $562 an ounce in the same quarter 2011.

•	The gold margin[2] in the fourth quarter 2012 was $973 per ounce, down marginally from the same period in 2011 as higher cash costs were partially offset by higher gold prices.

Niobium Operations

•	Niobium production in the fourth quarter 2012 of 1.2 million kilograms was flat with the fourth quarter 2011.

•	The operating margin[2] in the fourth quarter 2012 was $15 per kilogram, down from $16 per kilogram in the same period 2011 due to the impact of increasing costs and the strength of the Canadian dollar.

FULL YEAR 2012 HIGHLIGHTS

Financial Performance

•

Revenues were $1.7 billion in 2012, virtually flat with the prior year as the impact of a lower volume of gold sales ($111.2 million) was offset by a higher realized gold price ($98.8 million) and higher niobium revenues ($12.7 million).

•

Cost of sales for 2012 was $948.0 million, up $56.2 million or 6% from the prior year. The increase is mainly related to higher costs associated with mining and processing an increasing proportion of harder rock at Essakane and Rosebel, as well as a longer haul distance at Rosebel. Depreciation expense year-over-year was marginally higher.

Our mines have three types of ore: soft rock, transition rock and hard rock, with the transition rock and hard rock progressively more energy intensive to process than soft rock. The following table shows how the mix of these three ore types is changing at both Essakane and Rosebel:

	Essakane			Rosebel
	Soft	Transition	Hard	Soft	Transition	Hard
2012	66%	31%	3%	31%	49%	20%
2013E	42%	37%	21%	33%	35%	32%

As our mines move to a mix with a much higher proportion of hard rock, the demand for power per tonne of ore processed will increase significantly. At Essakane and Rosebel, we expect the proportion of hard rock to approach 100% somewhere in the 2015-2016 time frame, at which time the number of kilowatt hours per tonne of ore processed is expected to be approximately two times greater for both mines.

This ore mix reflects the resources under the current mine plan. However, the Company has a robust near-mine exploration program underway at both Rosebel and Essakane and is actively exploring for soft rock resources in potential satellite deposits.

•

Net earnings from continuing operations attributable to equity holders for 2012 were $334.7 million ($0.89 per share), down $56.6 million or 14% from the prior year. The decrease was mainly due to the higher cost of sales ($56.2 million), as noted above, and higher exploration expenses ($39.4 million), partially offset by higher foreign exchange gains ($18.8 million) and lower income tax expense ($21.6 million).

•	Adjusted net earnings[1] for 2012 were $316.9 million ($0.84 per share1), down $88.8 million ($0.24 per share) or 22% from the prior year.

•

Operating cash flow for 2012 was $441.0 million ($1.17 per share), down $151.8 million or 26% from $592.8 million ($1.58 per share) in the prior year. The decrease in operating cash flow is mainly due to higher cost of sales ($56.2 million) and exploration expenses ($39.4 million), as well as higher income taxes paid ($73.5 million).

•	Operating cash flow before changes in working capital[1] for 2012 was $504.0 million ($1.34 per share1), down $152.7 million ($0.41 per share) or 23% from the prior year.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $1,036.8 million at December 31, 2012, down $225.7 million from December 31, 2011. The decline was mainly due to the acquisition of the Côté Gold project ($485.7 million), capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million), the payment of dividends ($106.9 million) and acquisitions of investments ($49.7 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million), operating activities ($441.0 million) and sale of investments ($28.2 million).

•	As at December 31, 2012, no funds were drawn against the Company’s $750 million total unsecured revolving credit facilities.

Production, Cash Costs and Margins

Gold Operations

•

Attributable gold production from continuing operations for 2012 was 830,000 ounces, down 66,000 ounces or 7% from the prior year. Gold production was lower, mainly the result of lower grades at Essakane (22,000 ounces) and Sadiola (21,000 ounces) as well as the stockpiling of ore at Mouska (20,000 ounces) for processing in 2013.

•

Cash costs[1] for 2012 were $715 per ounce, up $79 per ounce or 12% from the prior year. Cash costs at IAMGOLD operated mines was $637 per ounce, compared with $573 per ounce in 2011.Cash costs increased mainly due to lower grades, the processing of an increasing proportion of hard rock and inflationary cost pressures across all sites.

Niobium Operations

•	Niobium production for 2012 was 4.7 million kilograms, up 2% from the prior year.

•	The operating margin per kilogram of niobium[2] for 2012 was $15 per kilogram, the same as the previous year.

All-in Sustaining Cost Metric

IAMGOLD is working with its fellow members of the World Gold Council in developing guidelines to better reflect the total cost of producing gold, including an all-in sustaining cost metric. As these guidelines have not been finalized, we have chosen not to present all-in sustaining costs as part of our 2013 guidance. The Company intends to adopt these guidelines once approved.

Reserves and Resources

Reserves and resources, excluding the discontinued operations of Mupane, Tarkwa and Damang in 2011, changed as follows:

•

The Company is reporting total attributable proven and probable gold reserves of 11.3 million ounces at the end of 2012 compared to 13.3 million ounces at the end of 2011. Excluding the 2012 sale of Quimsacocha, which accounted for 1.7 million ounces, reserves are down slightly by 2% from 2011. In light of the feasibility study currently underway at Rosebel and due out shortly, it was appropriate for 2012 to reflect Rosebel’s December 2011 reserves, net of the year’s depletion. A positive reconciliation adjustment for actual production versus the 2011 resource model was observed in 2012. The reserves and resources for Rosebel will be reviewed and updated as part of the feasibility study.

•

Total attributable measured and indicated gold resources (inclusive of reserves) increased by 24% or 4.4 million ounces to 22.6 million ounces at the end of 2012, mainly due to the acquisition and further infill and exploration drilling of Côté Gold.

•	At the end of 2012, Niobium probable reserves were 1,768 million kilograms of contained niobium pentoxide (Nb2O5), up nominally from the prior year.

•

In February 2012, the Company announced an inferred resource estimate of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides (“TREO”) on the rare earth elements (“REE”) zone adjacent to its niobium mine. Subsequent to the Company’s diamond drilling in 2012, total indicated resources are now estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An inferred resource of 527 million tonnes at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO was delineated.

Commitment to Zero Harm Continues

•	The Company regrets the drowning of a gardener employed at our exploration office in Ouagadougou, Burkina Faso in November 2012.

•

Regarding Health and Safety, the frequency of all types of serious injuries (measured as DART rate3) across IAMGOLD for 2012 was 1.08 compared to 1.12 for the prior year, representing a 4% improvement over 2011.

CORPORATE DEVELOPMENTS AND OPERATING HIGHLIGHTS

Côté Gold

•

On June 21, 2012, the Company completed the acquisition of all issued and outstanding common shares of Trelawney through a plan of arrangement (the “Transaction”). Under the terms of the Transaction, former shareholders of Trelawney received C$3.30 in cash for each common share of Trelawney held. The main asset acquired in this transaction is the Côté Gold project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

On October 4, 2012, IAMGOLD announced a mineral resource update for the Côté Gold project which included all validated drill results as at August 1, 2012. The results showed a 274% increase in indicated resources and a substantial increase in total ounces compared to the last release (pre-acquisition) by Trelawney Mining in February 2012. On January 22, the Company announced another resource update including all validated drill results as at December 31, 2012. The result was a further increase in indicated resources, up 114% from the October 4, 2012 announcement. The indicated resource is now estimated at 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces. The inferred resource is estimated at 44 million tonnes, averaging 0.74 grams of gold per tonne. A positive attribute of the deposit is its accessibility for open-pit mining. The deposit locally outcrops at surface and on average is covered with less than six metres of barren overburden.

Senior Notes Offering

•

On September 21, 2012, the Company completed the issuance of $650.0 million of senior unsecured notes bearing interest at 6.75% due in 2020. The Company intends to use the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

Disposal of Quimsacocha

•

On November 14, 2012, the Company disposed of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals. The Company holds approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

Westwood

•

The Westwood project in Quebec remains on track for a production start by the end of the first quarter 2013. Total gold production from Westwood in 2013, including the processing of ore stockpiled at Mouska, is expected to range between 130,000-150,000 ounces. The gradual ramp-up typical during the startup of an underground mine will result in higher unit costs in the first year of production. Subsequent to year-end, the depth of the shaft reached its interim target of 1,958 metres. Commercial production is projected to begin by October 2013. In October 2012, the union membership ratified a six year contract effective from December 1, 2011.

Essakane

•

At the Essakane mine in Burkina Faso, the completion of the plant expansion to accommodate an increasing proportion of hard rock is expected by the end of 2013. The Company successfully negotiated an agreement with the Government of Burkina Faso on fiscal terms related to mine expansions, including a reduction in the import duty on expansion related-materials from 7.5% to 2.5%.

•

Gold production is expected to range between 255,000-275,000 ounces in 2013, down from 315,000 ounces in 2012. Ore grades are expected to be 10-15% lower than the life of mine average, mainly due to the processing of lower-grade softer ore that had been stockpiled in the early years as the mine expansion gears up to process higher-grade ore. As we move into harder rock, the higher grades will help mitigate the impact of the higher energy consumption required to treat harder ore and improve grades in line with the life of mine average. The Company is also focused on bringing in softer ore from the Falagountou satellite resource, 8 kilometers east of the main pit.

•	A contract was signed with employees allowing for a 5% increase over each of the next three years.

Rosebel

•

At the Rosebel mine in Suriname, the Company completed the installation of a temporary pre-crusher, a larger pebble crusher, and an expanded gravity recovery circuit, all of which are having a positive impact on recoveries. Also, to address the transition to harder ore, a third ball mill is under construction and is expected to be brought into production at the end of the first quarter 2013. Further capacity expansion to address the increasing ore hardness will depend on the outcome of the feasibility study to be completed at the end of the first quarter 2013. Gold production in 2013 is expected to range between 365,000-385,000 ounces compared to 382,000 ounces in 2012, as grades are expected to remain fairly constant with some minor variation.

•

On November 26, the President of Suriname announced that an agreement had been reached with IAMGOLD with respect to a joint venture that would target satellite resources beyond the current concession, with attractively priced power. Final approval by the National Assembly of the Republic of Suriname is expected in the near future.

Sadiola

•

In Mali, the Company is reassessing its strategy with respect to its joint venture operations with AngloGold Ashanti. Until such time as an agreement is reached on how to proceed with the sulphide expansion project the Company is freezing capital expenditures related to the expansion. The expansion project is necessary to accommodate hard rock processing, as the existing mill was not designed to do so. While production at the joint venture operations was not disrupted by the conflict in Mali, the Company has reduced its exploration activity in more remote regions of the country.

Niobec

•

The Company plans to complete the feasibility study for the Niobec expansion in the third quarter of 2013. The timing of capital spending related to the Niobec expansion project will depend on the outcome of the study and will be aligned with the advancement of the permitting process. The permitting process should be finalized by 2014.

Rare Earth Elements

•	IAMGOLD continues to evaluate options for exploiting the large Rare Earth Elements (“REE”) resource near its Niobec mine operation.

SUMMARIZED FINANCIAL RESULTS

Financial Position ($ millions, except where noted)	December 31, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
• at market value	$1,036.8	(18%)	$1,262.5
• at cost	$910.4	(21%)	$1,148.4
Total assets	$5,376.2	22%	$4,393.8
Long-term debt	$638.8	—	$—
Available credit facilities	$750.0	114%	$350.0

Summary of Financial and Operating Results	Quarters ended December 31,			Years ended December 31,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$468.4	(3%)	$481.6	$1,670.0	—	$1,673.2
Cost of sales	259.9	2%	253.9	948.0	6%	891.8

Gross earnings from mining operations	$208.5	(8%)	$227.7	$722.0	(8%)	$781.4

Net earnings attributable to equity holders of IAMGOLD[1]	$84.6	(37%)	$133.6	$334.7	(14%)	$391.3
Basic net earnings per share ($/share)[1]	$0.22	(39%)	$0.36	$0.89	(14%)	$1.04

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$90.3	(16%)	$107.8	$316.9	(22%)	$405.7
Basic adjusted net earnings per share ($/share)[1,2]	$0.24	(17%)	$0.29	$0.84	(22%)	$1.08

Operating cash flow[1]	$118.9	(42%)	$205.5	$441.0	(26%)	$592.8
Operating cash flow ($/share)[1]	$0.32	(42%)	$0.55	$1.17	(26%)	$1.58

Operating cash flow before changes in working capital[1,2]	$130.1	(32%)	$190.1	$504.0	(23%)	$656.7
Operating cash flow before changes in working capital ($/share)[1,2]	$0.35	(31%)	$0.51	$1.34	(23%)	$1.75

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share. Refer to the Supplemental Information attached to this news release for reconciliation to GAAP measures.

KEY OPERATING STATISTICS

	Quarters ended December 31,			Years ended December 31,
	2012	Change	2011	2012	Change	2011
Key Operating Statistics – Gold mines
Gold sales – 100% (000s oz)[1]	246	(6%)	263	881	(8%)	953
Gold sales – Attributable (000s oz)[1]	232	(6%)	248	827	(8%)	896
Gold production – Attributable (000s oz)[3]	214	(15%)	253	830	(7%)	896

Average realized gold price ($/oz)[1]	$1,704	4%	$1,638	$1,667	7%	$1,555
Total Cash cost ($/oz)[1,2]	$731	14%	$643	$715	12%	$636
Gold margin ($/oz)[1,2]	$973	(2%)	$995	$952	4%	$919

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	4.7	2%	4.6
Niobium sales (millions of kg Nb)	1.1	(15%)	1.3	4.7	2%	4.6
Operating margin ($/kg Nb)[2]	$15	(6%)	$16	$15	—	$15

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has disclosed the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

[3]

Excludes attributable ounces from discontinued operations of nil for the year ended December 31, 2012 (year ended December 31, 2011: 76,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COSTS

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production (000s oz)				Total Cash Cost[1] ($/oz)
	Quarters ended December 31,		Years ended December 31,		Quarters ended December 31,		Years ended December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	100	104	382	385	$661	$598	$671	$616
Essakane (90%)	77	94	315	337	672	425	603	488
Doyon division[2] (100%)	—	19	4	24	—	1,044	137	1,076

	177	217	701	746	$665	$562	$637	$573

Joint Ventures
Sadiola (41%)	27	28	100	121	$1,118	$1,023	$1,076	$816
Yatela (40%)	10	8	29	29	843	1,604	1,337	1,534

	37	36	129	150	$1,046	$1,146	$1,134	$954

Continuing operations	214	253	830	896	$731	$643	$715	$636

Discontinued operations[3]	—	—	—	76	$—	$—	$—	$847

Total	214	253	830	972	$731	$643	$715	$653

Continuing operations
Cash cost excluding royalties					$632	$554	$624	$551
Royalties					99	89	91	85

Total cash cost[1]					$731	$643	$715	$636

[1]	Total cash cost is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.
[2]	In 2012, the mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

FOURTH QUARTER 2012 OPERATIONS REVIEW

ROSEBEL MINE, SURINAME

Operating Performance

Attributable gold production of 100,000 ounces for the fourth quarter 2012 was 4% lower than the same prior year period, primarily as a result of lower grades, partially offset by higher recoveries. Recoveries have improved as a result of completion of the gravity circuit.

Total cash costs per ounce in the fourth quarter were higher than the same period in 2011 mainly due to higher labour, fuel and power costs. Higher labour costs reflect inflation and fuel costs were mainly higher due to the longer haulage distance.

CAPEX

During the fourth quarter 2012, Rosebel’s capital expenditures were $25.9 million and included advancing the third ball mill project ($11.7 million), resource development and near-mine exploration ($4.1 million) and other smaller projects ($10.1 million).

ESSAKANE MINE, BURKINA FASO

Operating Performance

Attributable gold production of 77,000 ounces was 18% lower than the same period in 2011, mainly due to processing of lower-grade ore partially offset by the increase in ore milled.

Total cash costs per ounce in the fourth quarter were higher than the same period in 2011 mainly due to the impact of lower grades on gold production, higher energy prices and upward pressure on the price of consumables.

CAPEX

During the fourth quarter 2012, Essakane’s capital expenditures were $80.4 million and included the expansion project ($47.4 million), capitalized stripping costs on the push-back of the pit ($21.6 million) and other smaller projects ($11.4 million).

DOYON DIVISION, CANADA

During the fourth quarter 2012, the site continued to stockpile ore which will be processed in the refurbished mill in 2013.

SADIOLA MINE, MALI

Operating Performance

Attributable gold production of 27,000 ounces for the fourth quarter 2012 was 4% lower than the prior year period due to lower grades, partially offset by higher throughput.

Total cash costs per ounce were higher in the fourth quarter than in the same quarter 2011 due to lower production, higher energy and the higher cost of consumables.

CAPEX

The Company’s attributable portion of capital expenditures during the fourth quarter 2012 was $14.5 million and included spending on the Sadiola sulphide project ($10.7 million) and various smaller sustaining capital projects ($3.8 million).

Sadiola did not distribute a dividend during the fourth quarter 2012.

YATELA MINE, MALI

Operating Performance

Attributable gold production of 10,000 ounces for the fourth quarter 2012 was 25% higher compared to the prior year period.

Total cash costs per ounce in the fourth quarter 2012 were lower compared to the fourth quarter 2011. As expected, the short-term non-capitalized waste stripping activities completed in the third quarter have improved the access to ore.

There were no significant capital expenditures year-to-date for both 2012 and 2011.

Yatela did not distribute a dividend during the fourth quarter 2012.

NIOBEC NIOBIUM MINE, CANADA

Operating Performance

Niobium production of 1.2 million kilograms in the fourth quarter 2012 was unchanged compared to the same period in 2011 as higher throughput and recovery was offset by lower Nb2O 5 ore grades.

Niobium revenues decreased to $46.0 million in the fourth quarter 2012 compared to $47.7 million in the same period in 2011 due to lower sales volume partially offset by higher realized niobium prices. Operating margin during the fourth quarter 2012 was lower compared to the same prior year period due to the impact of increasing costs and the strength of the Canadian dollar.

CAPEX

In the fourth quarter 2012, capital expenditures were $24.1 million and included underground development ($4.0 million), process improvement ($4.7 million) and feasibility study ($5.3 million) and other smaller projects ($10.1 million).

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold sales (000s oz)				Realized gold price ($/oz)
	Quarters ended December 31,		Years ended December 31,		Quarters ended December 31,		Years ended December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
Operator	205	225	751	803	$1,703	$1,631	$1,667	$1,553
Joint ventures[1]	41	38	130	150	$1,707	$1,677	$1,666	$1,566

Total sales from continuing operations [2,3]	246	263	881	953	$1,704	$1,638	$1,667	$1,555

[1]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
[2]

Attributable sales volume for the fourth quarters 2012 and 2011 were 232,000 ounces and 248,000 ounces, respectively, and for the years ended 2012 and 2011 were 827,000 ounces and 896,000 ounces respectively after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[3]	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

NIOBEC PRODUCTION, SALES AND OPERATING MARGIN

	Quarters ended December 31,			Years ended December 31,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	556	6%	525	2,155	3%	2,087
Ore milled (000s t)	558	4%	539	2,195	4%	2,113
Grade (% Nb2O5 )	0.56	—	0.56	0.55	(4%)	0.57
Niobium production (millions of kg Nb)	1.2	—	1.2	4.7	2%	4.6
Niobium sales (millions of kg Nb)	1.1	(15%)	1.3	4.7	2%	4.6
Operating margin ($/kg Nb)[1]	$15	(6%)	$16	$15	—	$15

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

EXPLORATION

IAMGOLD was active on 20 initiatives at mine sites, near mine and greenfields exploration projects in eight countries of West Africa and North and South America for the year ended December 31, 2012. Exploration expenditures totaled $152.3 million, of which $112.7 million was expensed and $39.6 million capitalized. Exploration expenditures in 2012 were $43.7 million higher than in 2011 due to a larger exploration program and the drilling activity on the Côté Gold Project following its acquisition in June 2012. Drilling activities on all projects totaled approximately 681,500 metres for the year.

The Company plans to spend $142.2 million on exploration in 2013. The reduction from 2012 is due to reduced exploration activities in West Africa, relative to 2012, partially offset by increased programs in Brazil, Colombia and ongoing exploration and feasibility work at the Côté Gold project of $23.8 million. The Company also plans to carry out mine site resource development programs at Rosebel, Essakane, Niobec and Westwood. Approximately 458,000 metres of reverse circulation and diamond drilling is planned for 2013.

2013 OUTLOOK

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division (000s oz) [1]	130 – 150

Total owner-operated production (000s oz)	750 - 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Owner-operated total cash cost ($/oz)[2]	$810 – $880
Consolidated total cash cost ($/oz)[2]	$850 – $925

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin ($/kg Nb)[2]	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 – 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets on the consolidated balance sheet.

[2]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

The outlook is based on 2013 full year assumptions for average realized gold price of $1,700 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.25 and average crude oil price of $95 per barrel.

Gold Production and Cash Costs

IAMGOLD expects 2013 gold production to be in the range of 875,000 to 950,000 ounces. The forecast reflects lower grades at Essakane and Rosebel, slower ramp up at Westwood and the expected lower performance at Sadiola. Total cash costs, including royalties, for 2013 are expected to increase to a range of between $850 and $925 an ounce. Approximately one-third of the increase in cash costs per ounce is attributed to inflation while another third reflects the impact of lower ore grades on production costs. The balance of the expected year-over-year increase is due to both the transition to harder ore at the

Company’s mature mines and the higher unit costs at Westwood attributed to lower production in its first year of operation. The growing proportion of harder ore drives up stripping ratios and labour costs and exerts a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

With respect to the Doyon division, the Westwood processing facility is on track to begin gold production by the end of March 2013. The mine site is projected to be producing gold by October 2013 at levels which adhere to the Company’s definition of commercial production. The contribution from the gold produced in the interim period will be applied as a credit against mining assets in the consolidated balance sheet. This will lower net cash from operating activities and lower net cash used in investing activities. The contribution from the gold produced from the stockpiled ore at Mouska will be reported on the consolidated income statement.

Niobium Production

The Company expects to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at a margin of between $15 and $17 a kilogram.

Depreciation

Depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane.

Capital Expenditures

The Company reduced its capital expenditure forecast for 2013 as set out below mainly due to the delayed approval of the Sadiola sulphide project and the deferral of capital spending at Niobec. For Niobec, the timing of capital spending will be aligned with the advancement of permitting and the completion of the feasibility study.

	$ Millions
Rosebel	130	[1]
Essakane	300
Westwood	100
Niobec	80
Joint ventures	50	[2]
Corporate and other	5

[1]	The $130 million is not related to the expansion. The capital expenditures for the expansion will be provided upon completion of the feasibility study, expected at the end of the first quarter 2013.
[2]

The $50 million is related to sustaining capital expenditures, capitalized stripping costs on the push-back of the pit, and existing commitments related to the sulphide expansion project. The Company is freezing additional capital commitments for the expansion project until an agreement is reached with AngloGold Ashanti on how to proceed with the project.

END NOTES (excluding tables)

(1)

Adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings attributable to equity holders of IAMGOLD per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP financial measures. Please refer to the reconciliation to GAAP measures above in this news release.

(2)

Cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

(3)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, February 21 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding the Company’s 2012 fourth quarter and full year operating performance and financial results. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-206-0240 or 1-646-216-7111, passcode: 57846322#

A replay of this conference call will be available from 5:00 p.m. February 21 to March 21, 2013. Access this replay by dialling: North America toll-free: 1-866-206-0173 or 1-646-216-7204, passcode: 278951#

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “outlook”, “guidance”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold, Niobium and TREO Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Vice President, Geology & Resources for G Mining Services Inc. Réjean worked for 25 years with IAMGOLD Corporation and has an excellent knowledge of all the operations and projects. He is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world’s top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

1. CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEETS, STATEMENTS OF EARNINGS,

STATEMENTS OF COMPREHENSIVE INCOME, AND STATEMENTS OF CASH FLOWS)

IAMGOLD CORPORATION

Consolidated Balance Sheets

(Audited: In millions of U.S. dollars)	December 31, 2012		December 31, 2011
Assets	$		$
Current assets
Cash and cash equivalents		813.5		1,051.6
Gold bullion (market value $223.3; 2011 – $210.9)		96.9		96.8
Income tax receivable		25.0		26.3
Receivables and other current assets		160.6		132.3
Inventories		305.1		239.1

		1,401.1		1,546.1

Non-current assets
Deferred income tax assets		55.4		41.4
Investments in associates		56.1		16.3
Mining assets		2,713.3		1,881.6
Exploration and evaluation assets		533.3		356.5
Goodwill		256.7		256.7
Other non-current assets		360.3		295.2

		3,975.1		2,847.7

		5,376.2		4,393.8

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		252.3		206.0
Income tax payable		62.2		109.2
Dividends payable		48.6		47.0
Current portion of asset retirement obligations		7.4		6.3
Current portion of other non-current liabilities		2.6		6.6

		373.1		375.1

Non-current liabilities
Deferred income tax liabilities		285.6		256.4
Long-term debt		638.8		—
Asset retirement obligations		250.7		215.9
Other non-current liabilities		23.2		17.5

		1,198.3		489.8

		1,571.4		864.9

Equity
Equity attributable to equity shareholders of the Company:
Common shares		2,315.8		2,308.6
Contributed surplus		26.7		19.9
Retained earnings		1,343.2		1,104.9
Accumulated other comprehensive income		42.4		41.1

		3,728.1		3,474.5
Non-controlling interests		76.7		54.4

		3,804.8		3,528.9

		5,376.2		4,393.8

IAMGOLD CORPORATION

Consolidated Statements of Earnings

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In millions of U.S. dollars, except per share amounts)	2012	2011	2012	2011
	$	$	$	$
Revenues	468.4	481.6	1,670.0	1,673.2

Cost of sales	259.9	253.9	948.0	891.8
General and administrative expenses	15.5	16.5	58.3	54.2
Exploration expenses	35.8	21.0	112.7	73.3
Other	4.1	12.1	4.8	25.7

Operating costs	315.3	303.5	1,123.8	1,045.0

Earnings from operations	153.1	178.1	546.2	628.2
Share of net earnings (loss) from investments in associates (net of income tax)	3.5	(1.6)	12.0	(1.6)
Finance costs	(11.2)	(1.4)	(18.5)	(7.1)
Foreign exchange gains (losses)	2.2	4.0	10.7	(8.1)
Interest income, derivatives and other investment gains	(0.6)	26.6	20.2	37.6

Earnings from continuing operations before income and mining taxes	147.0	205.7	570.6	649.0
Income taxes	(52.4)	(59.9)	(199.4)	(221.0)

Net earnings from continuing operations	94.6	145.8	371.2	428.0
Net earnings from discontinued operations	—	—	—	415.3

Net earnings	94.6	145.8	371.2	843.3

Net earnings from continuing operations attributable to:
Equity holders of IAMGOLD Corporation	84.6	133.6	334.7	391.3
Non-controlling interests	10.0	12.2	36.5	36.7

Net earnings from continuing operations	94.6	145.8	371.2	428.0

Net earnings attributable to:
Equity holders of IAMGOLD Corporation	84.6	133.6	334.7	806.6
Non-controlling interests	10.0	12.2	36.5	36.7

Net earnings	94.6	145.8	371.2	843.3

Weighted average number of common shares outstanding (in millions)
Basic	376.2	375.9	376.2	374.9
Diluted	376.9	377.1	376.9	376.5
Earnings from continuing operations per share ($ per share)
Basic	0.22	0.36	0.89	1.04
Diluted	0.22	0.35	0.89	1.04
Earnings per share ($ per share)
Basic	0.22	0.36	0.89	2.15
Diluted	0.22	0.35	0.89	2.14

IAMGOLD CORPORATION

Consolidated Statements of Comprehensive Income

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In millions of U.S. dollars)	2012	2011	2012	2011
	$	$	$	$
Net earnings	94.6	145.8	371.2	843.3

Other comprehensive income (loss), net of tax:
Net unrealized change in fair value of available-for-sale financial assets, net of tax	(4.2)	(0.3)	8.2	4.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	(6.3)	0.5	(6.9)	(6.4)

	(10.5)	0.2	1.3	(2.2)
Other	(2.3)	(0.8)	(2.3)	(0.8)

Total other comprehensive loss	(12.8)	(0.6)	(1.0)	(3.0)

Comprehensive income	81.8	145.2	370.2	840.3

Comprehensive income from continuing operations	81.8	145.2	370.2	425.0
Comprehensive income from discontinued operations	—	—	—	415.3

Comprehensive income	81.8	145.2	370.2	840.3

Comprehensive income attributable to:
Equity shareholders of IAMGOLD Corporation	71.8	133.0	333.7	803.6
Non-controlling interests	10.0	12.2	36.5	36.7

	81.8	145.2	370.2	840.3

IAMGOLD CORPORATION

Consolidated Statements of Cash Flows

	Fourth quarter ended December 31 (Unaudited)		Year ended December 31 (Audited)
(In millions of U.S. dollars)	2012	2011	2012	2011
	$	$	$	$
Operating activities:
Net earnings from continuing operations	94.6	145.8	371.2	428.0
Adjustments for:
Finance costs	11.2	1.4	18.5	7.1
Depreciation expense	36.5	44.8	163.9	156.8
Changes in estimates of asset retirement obligations at closed sites	4.8	10.7	5.3	23.0
Income tax expenses	52.4	59.9	199.4	221.0
Unrealized impact of foreign exchange on cash and cash equivalents	(0.6)	(3.8)	(5.1)	11.4
Other non-cash items	3.5	(17.3)	(10.7)	(21.8)
Adjustments for cash items	(0.7)	(3.4)	(4.5)	(8.3)
Movements in non-cash working capital items and non-current stockpiles	(11.2)	15.4	(63.0)	(63.9)

Cash generated from operating activities	190.5	253.5	675.0	753.3
Income tax paid	(71.6)	(48.0)	(234.0)	(160.5)

Net cash from operating activities	118.9	205.5	441.0	592.8

Investing activities:
Mining assets
Capital expenditures	(207.1)	(112.9)	(698.3)	(265.4)
Sales proceeds	0.5	0.7	2.5	1.0
Additions to exploration and evaluation assets	—	(35.3)	(2.2)	(130.8)
Acquisition of the Côté Gold project	—	—	(485.7)	—
Other investing activities	6.6	91.9	(29.6)	(95.0)
Proceeds from disposals of non-core assets	—	15.0	—	737.4

Net cash from (used in) investing activities	(200.0)	(40.6)	(1,213.3)	247.2

Financing activities:
Gross proceeds from long-term debt	—	—	650.0	—
Proceeds from issue of share capital	0.6	1.8	5.4	54.7
Dividends paid	(1.7)	(4.9)	(106.9)	(80.1)
Interest paid	(0.8)	(0.7)	(3.1)	(2.9)
Payment of long-term debt transaction costs	(1.5)	—	(11.6)	—
Other financing activities	0.2	—	(4.7)	0.1

Net cash from (used in) financing activities	(3.2)	(3.8)	529.1	(28.2)

Unrealized impact for foreign exchange on cash and cash equivalents	0.6	3.8	5.1	(11.4)

Net cash used in discontinued operations	—	—	—	(19.6)

Reclassification of cash to assets held for sale	0.4	—	—	—

Increase (decrease) in cash and cash equivalents	(83.3)	164.9	(238.1)	780.8
Cash and cash equivalents, beginning of period	896.8	886.7	1,051.6	270.8

Cash and cash equivalents, end of the year	813.5	1,051.6	813.5	1,051.6

2.a. NON-GAAP FINANCIAL MEASURES – ADJUSTED NET EARNINGS (UNAUDITED)

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such changes in estimates of asset retirement obligations including unrecognized tax benefits, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

	Quarters ended December 31,		Years ended December 31,
($ millions, except for number of shares and per share amounts)	2012	2011	2012	2011
Earnings from continuing operations before income taxes and non-controlling interests	$147.0	$205.7	$570.6	$649.0
Adjusted items:
• Interest expense on senior unsecured notes	11.2	—	11.2	—
• Foreign exchange loss / (gain)	(2.2)	(4.0)	(10.7)	8.1
• Unrealized loss / (gain) on derivative instruments	5.1	(16.8)	(16.2)	2.2
• Gain on sale of marketable securities	(9.0)	(0.8)	(25.5)	(8.9)
• Impairment of marketable securities	3.4	1.6	24.1	1.6
• Loss / (gain) on sale of assets	2.1	(13.4)	0.8	(25.1)
• Changes in estimates of asset retirement obligations at closed sites	4.8	10.7	5.3	23.0

	15.4	(22.7)	(11.0)	0.9

Adjusted earnings from continuing operations before income taxes and non-controlling interests	$162.4	$183.0	$559.6	$649.9
• Income tax expenses	(52.4)	(59.9)	(199.4)	(221.0)
• Tax impact of adjusted items	(9.7)	(3.1)	(6.8)	13.5
• Non-controlling interests	(10.0)	(12.2)	(36.5)	(36.7)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$90.3	$107.8	$316.9	$405.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9	376.2	374.9

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.24	$0.29	$0.84	$1.08

2.b. NON-GAAP FINANCIAL MEASURES – OPERATING CASH FLOWS FROM CONTINUING

OPERATIONS BEFORE CHANGES IN WORKING CAPITAL (UNAUDITED)

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

	Quarters ended December 31,		Years ended December 31,
($ millions, except for number of shares and per share amounts)	2012	2011	2012	2011
Cash flow generated from continuing operating activities per the audited consolidated annual financial statements	$118.9	$205.5	$441.0	$592.8
Adjusting items from non-cash working capital items and long-term ore stockpiles:
• Receivables and other current assets	3.1	32.9	1.4	47.8
• Inventories and long-term ore stockpiles	3.2	(18.4)	72.9	65.7
• Accounts payable and accrued liabilities	4.9	(29.9)	(11.3)	(49.6)

Operating cash flow from continuing operations before changes in working capital	$130.1	$190.1	$504.0	$656.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9	376.2	374.9

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$0.35	$0.51	$1.34	$1.75

2.c. NON-GAAP FINANCIAL MEASURES – GOLD MARGIN (UNAUDITED)

This news release refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows us to optimize the production of profitable gold, thereby maximizing our total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

	Quarters ended December 31,		Years ended December 31,
	2012	2011	2012	2011
	$/oz	$/oz	$/oz	$/oz
Realized gold price	1,704	1,638	1,667	1,555
Cash cost for continuing operations	731	643	715	636

Gold margin	973	995	952	919

2.d. NON-GAAP FINANCIAL MEASURES – CASH COSTS (UNAUDITED)

This news release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by Canadian GAAP and differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

Fourth quarter ended December 31, 2012

	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation, depletion, amortization	$77.6	$63.5	$1.0	$40.2	$9.1	$191.4	$32.6	$224.0
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.2)	(0.1)	(0.1)	—	(0.6)
Stock movement	(7.0)	(3.6)	—	(3.0)	(0.7)	(14.3)
Other mining costs	(1.0)	(1.2)	(0.9)	(6.6)	(0.1)	(9.8)
Cost attributed to non-controlling interests	(3.4)	(5.8)	—	—	—	(9.2)

	$(11.6)	$(10.8)	$(1.0)	$(9.7)	$(0.8)	$(33.9)

Total cash costs – operating mines	$66.0	$52.7	$—	$30.5	$8.3	$157.5

Attributable gold production – operating mines (000s oz )	100	77	—	27	10	214

Total cash costs ($/oz)	$661	$672	$—	$1,118	$843	$731

Year ended December 31, 2012

	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales costs, excluding depreciation, depletion, amortization	$274.4	$217.4	$8.4	$111.2	$48.8	$660.2	$126.3	$786.5
Adjust for:
By-product credit (excluded from mining costs)	(0.7)	(0.9)	(0.5)	(0.2)	—	(2.3)
Stock movement	0.8	2.7	(2.2)	(1.0)	0.4	0.7
Other mining costs	(4.9)	(8.1)	(5.2)	(2.1)	(10.5)	(30.8)
Cost attributed to non-controlling interests	(13.5)	(21.1)	—	—	—	(34.6)

	$(18.3)	$(27.4)	$(7.9)	$(3.3)	$(10.1)	$(67.0)

Total cash costs – operating mines	$256.1	$190.0	$0.5	$107.9	$38.7	$593.2

Attributable gold production – operating mines (000s oz )	382	315	4	100	29	830

Total cash costs ($/oz)	$671	$603	$137	$1,076	$1,337	$715

Fourth quarter ended December 31, 2011

	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation, depletion, amortization	$66.2	$47.8	$22.7	$29.6	$14.7	$181.0	$29.5	$210.5
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.5)	(0.4)	(0.1)	0.1	(1.3)
Stock movement	4.6	(0.2)	(2.4)	(1.1)	(0.8)	0.1
Other mining costs	(4.9)	(2.4)	(0.5)	(0.2)	(1.5)	(9.5)
Cost attributed to non-controlling interests	(3.3)	(4.5)	—	—	—	(7.8)

	$(4.0)	$(7.6)	$(3.3)	$(1.4)	$(2.2)	$(18.5)

Total cash costs – operating mines	$62.2	$40.2	$19.4	$28.2	$12.5	$162.5

Attributable gold production – operating mines (000s oz )	104	94	19	28	8	253

Total cash costs ($/oz)	$598	$425	$1,044	$1,023	$1,604	$643

Year ended December 31, 2011

	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation, depletion, amortization	$248.7	$191.9	$37.8	$98.1	$46.5	$623.0	$114.9	$737.9
Adjust for:
By-product credit (excluded from mining costs)	(1.1)	(1.1)	(1.2)	(0.3)	—	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	—	—	—	(30.8)

	$(11.6)	$(27.3)	$(12.4)	$0.5	$(2.2)	$(53.0)

Total cash costs – operating mines	$237.1	$164.6	$25.4	$98.6	$44.3	$570.0

Attributable gold production – operating mines (000s oz )	385	337	24	121	29	896

Total cash costs ($/oz)	$616	$488	$1,076	$816	$1,534	$636

2.e. NON-GAAP FINANCIAL MEASURES – CASH COSTS (UNAUDITED)

2.e.	NON-GAAP FINANCIAL MEASURES – UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s News Release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by Canadian GAAP, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

($ millions, except where noted)	Quarters ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues from the Niobec mine	$46.0	$47.7	$190.5	$177.8

Mining costs from the Niobec mine	$(28.8)	$(28.5)	$(117.9)	$(111.2)

Other mining costs	(0.2)	0.9	(0.2)	0.9

Operating margin	$17.0	$20.1	$72.4	$67.5

Sales volume (millions of kg Nb)	1.1	1.3	4.7	4.6

Operating margin ($/kg Nb)	$15	$16	$15	$15

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	55,165	4%	53,122
Capital waste mined (000s t)	1,996	—	—
Strip ratio[1]	3.1	3%	3.0
Ore milled (000s t)	12,817	—	12,862
Head grade (g/t)	1.0	—	1.0
Recovery (%)	96	2%	94
Gold production – 100% (000s oz)	402	(1%)	406
Attributable gold production – 95% (000s oz)	382	(1%)	385
Gold sales – 100% (000s oz)	393	1%	390
Gold revenue ($/oz)[2]	$1,666	7%	$1,555
Cash cost excluding royalties ($/oz)	$576	9%	$528
Royalties ($/oz)	$95	8%	$88

Total cash cost ($/oz)[3]	$671	9%	$616

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	11,739	(35%)	18,015
Capital waste mined (000s t)	24,614	169%	9,152
Strip ratio[1]	2.8	65%	1.7
Ore milled (000s t)	10,762	35%	7,977
Head grade (g/t)	1.1	(27%)	1.5
Recovery (%)	92	(3%)	95
Gold production – 100% (000s oz)	350	(7%)	375
Attributable gold production – 90% (000s oz)	315	(7%)	337
Gold sales – 100% (000s oz)	351	(7%)	379
Gold revenue ($/oz)[2]	$1,668	7%	$1,553
Cash cost excluding royalties ($/oz)	$520	28%	$407
Royalties ($/oz)	$83	2%	$81

Total cash cost ($/oz)[3]	$603	24%	$488

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	71	25%	57
Gold production – 100% (000s oz)	4	(83%)	24
Gold sales – 100% (000s oz)	7	(79%)	34
Gold revenue ($/oz)[1]	$1,678	10%	$1,523
Cash cost excluding royalties ($/oz)	$100	(90%)	$1,038
Royalties ($/oz)	$37	(3%)	$38

Total cash cost ($/oz)[2]	$137	(87%)	$1,076

[1]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[2]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	9,703	8%	8,957
Capital waste mined (000s t)	3,506	32%	2,653
Strip ratio[1]	10.4	4%	10.0
Ore milled (000s t)	1,902	(4%)	1,979
Head grade (g/t)	1.8	(5%)	1.9
Recovery (%)	89	(5%)	94
Attributable gold production – 41% (000s oz)	100	(17%)	121
Attributable gold sales – 41% (000s oz)	101	(17%)	121
Gold revenue ($/oz)[2]	$1,664	6%	$1,565
Cash cost excluding royalties ($/oz)	$975	35%	$722
Royalties ($/oz)	$101	7%	$94

Total cash cost ($/oz)[3]	$1,076	32%	$816

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	8,277	22%	6,797
Strip ratio[1]	12.0	54%	7.8
Ore crushed (000s t)	1,090	(3%)	1,126
Head grade (g/t)	1.1	10%	1.0
Attributable gold stacked – 40% (000s oz)	35	(8%)	38
Attributable gold production – 40% (000s oz)	29	—	29
Attributable gold sales – 40% (000s oz)	29	—	29
Gold revenue ($/oz)[2]	$1,676	7%	$1,571
Cash cost excluding royalties ($/oz)	$1,238	(14%)	$1,438
Royalties ($/oz)	$99	3%	$96

Total cash cost ($/oz)[3]	$1,337	(13%)	$1,534

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	2,155	3%	2,087
Ore milled (000s t)	2,195	4%	2,113
Grade (% Nb2O5 )	0.55	(4%)	0.57
Niobium production (millions of kg Nb)	4.7	2%	4.6
Niobium sales (millions of kg Nb)	4.7	2%	4.6

Operating margin ($/kg Nb)[1]	$15	—	$15

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.